PEPCO HOLDINGS, INC.

(a Delaware corporation)

$350,000,000 5.50% Notes due 2007
$750,000,000 6.45% Notes due 2012
$250,000,000 7.45% Notes due 2032

PURCHASE AGREEMENT

Dated: September 3, 2002

Table of Contents

PEPCO HOLDINGS, INC.
(a Delaware corporation)

$350,000,000 5.50% Notes due 2007
$750,000,000 6.45% Notes due 2012
$250,000,000 7.45% Notes due 2032

PURCHASE AGREEMENT

September 3, 2002

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER &
SMITH
                    INCORPORATED
BANC ONE CAPITAL MARKETS, INC.
          as Representatives of the several Initial
Purchasers

c/o Merrill Lynch & Co.
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated
North Tower
World Financial Center
New York, New York 10281

Ladies and Gentlemen:

        Pepco Holdings, Inc., a Delaware corporation (the "Company"), confirms its agreement with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Banc One Capital Markets, Inc. and each of the other initial purchasers named in Schedule A hereto (collectively, the "Initial Purchasers", which term shall also include any initial purchaser substituted as hereinafter provided in Section 11 hereof), for whom Merrill Lynch and Banc One Capital Markets, Inc. are acting as representatives (in such capacity, the "Representatives"), with respect to the issue and sale by the Company and the purchase by the Initial Purchasers, acting severally and not jointly, of the respective principal amounts set forth in said Schedule A of $350,000,000 aggregate principal amount of the Company's 5.50% Notes due 2007, $750,000,000 aggregate principal amount of the Company's 6.45% Notes due 2012, and $250,000,000 aggregate principal amount of the Company's 7.45% Notes due 2032 (collectively, the "Securities"). The Securities are to be issued pursuant to an indenture (the "Indenture") between the Company and The Bank of New York, as trustee (the "Trustee") to be dated as of the date of the closing of the purchase and sale of the Securities hereunder (the "Closing Date"). The term "Indenture", as used herein, includes the Officer's Certificate (as defined in the Indenture) establishing the form and terms of each series of Securities pursuant to Sections 201 and 301 of the Indenture. Securities issued in global form will be issued to Cede & Co. as nominee of The Depository Trust Company ("DTC") pursuant to a letter agreement, to be dated as of the Closing Time (as defined in Section 2(b)) (the "DTC Agreement"), among the Company, the Trustee and DTC.

The Company understands that the Initial Purchasers propose to make an offering of the Securities on the terms and in the manner set forth herein and agree that the Initial Purchasers may resell, subject to the conditions set forth herein, all or a portion of the Securities to purchasers ("Subsequent Purchasers") at any time after this Agreement has been executed and delivered. The Securities are to be offered and sold through the Initial Purchasers without being registered under the Securities Act of 1933, as amended (the "1933 Act"), in reliance upon exemptions therefrom. Pursuant to the terms of the Securities and the Indenture, investors that acquire Securities may only resell or otherwise transfer such Securities if such Securities are hereafter registered under the 1933 Act or if an exemption from the registration requirements of the 1933 Act is available (including the exemption afforded by Rule 144A ("Rule 144A") or Regulation S ("Regulation S") of the rules and regulations promulgated under the 1933 Act by the Securities and Exchange Commission (the "Commission")).

The Company has prepared and delivered to each Initial Purchaser copies of a preliminary offering circular dated September 3, 2002 (the "Preliminary Offering Memorandum") and has prepared and will deliver to each Initial Purchaser on the date hereof or the next succeeding day, copies of a final offering circular dated September 3, 2002 (the "Final Offering Memorandum"), each for use by such Initial Purchaser in connection with its solicitation of purchases of, or offering of, the Securities. "Offering Memorandum" means, with respect to any date or time referred to in this Agreement or in any document required to be delivered in connection herewith, the most recent offering circular (whether the Preliminary Offering Memorandum or the Final Offering Memorandum, and, in either case, as amended or supplemented), including exhibits thereto and any documents incorporated therein by reference, which has been prepared and delivered by the Company to the Initial Purchasers in connection with their solicitation of purchases of, or offering of, the Securities.

All references in this Agreement to financial statements and schedules and other information which is "described," "disclosed," "contained," "included" or "stated" in the Offering Memorandum (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which are incorporated by reference in the Offering Memorandum; and all references in this Agreement or in any document required to be delivered in connection herewith to amendments or supplements to the Offering Memorandum shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the "1934 Act"), which is incorporated by reference in the Offering Memorandum.

SECTION 1.   Representations and Warranties by the Company.

(a) *Representations and Warranties*. The Company represents and warrants to each Initial Purchaser as of the date hereof and as of the Closing Time referred to in Section 2(b) hereof as follows:

(i)   Offering Memorandum. The Offering Memorandum does not, and at the Closing Time will not, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that this representation, warranty and agreement shall not apply to statements in or omissions from the Offering Memorandum made in reliance upon and in conformity with information furnished to the Company in writing by any Initial Purchaser through Merrill Lynch expressly for use in the Offering Memorandum.

(ii)   Incorporated Documents. e documents incorporated in the Offering Memorandum at the time they were or hereafter are filed with the Commission complied and will comply in all material respects with the requirements of the 1934 Act and the rules and regulations of the Commission thereunder (the "1934 Act Regulations"), and, when read together with the other information in the Offering Memorandum, at the time the Offering Memorandum was issued and at the Closing Time, did not and will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(iii)   Independent Accountants. The accountants who audited the financial statements and supporting schedules included in the Offering Memorandum are independent public accountants with respect to Pepco, Conectiv and the Company and their subsidiaries within the meaning of Regulation S-X.

(iv)   Financial Statements. The financial statements of Pepco, together with the related schedules and notes, included in the Offering Memorandum (A) in the case of the balance sheets, present fairly the financial position of Pepco and its consolidated subsidiaries, including the Company, as of the dates indicated, and (B) in the case of the statement of operations, stockholders' equity and cash flows, present fairly such information for Pepco and its consolidated subsidiaries, including the Company, for the periods specified; said financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved, except as otherwise stated therein. The financial statements of Conectiv, together with the related schedules and notes, included in the Offering Memorandum (A) in the case of the balance sheets, present fairly the financial position of Conectiv and its consolidated subsidiaries as of the dates indicated, and (B) in the case of the statement of operations, stockholders' equity and cash flows, present fairly such information for Conectiv and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with GAAP applied on a consistent basis throughout the periods involved, except as otherwise stated therein. The selected financial data included in the Offering Memorandum present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included in the Offering Memorandum. The pro forma financial statements and the related notes thereto included in the Offering Memorandum present fairly the information shown therein, have been prepared in accordance with the Commission's rules and guidelines with respect to pro forma financial statements and have been properly compiled on the bases described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein.

(v)   No Material Adverse Change in Business. Since the respective dates as of which information is given in the Offering Memorandum, except as otherwise stated therein, there has been no change in the condition, financial or otherwise, or in the earnings or business affairs of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, which would have a Material Adverse Effect. For purposes of this Agreement, "Material Adverse Effect" means a material adverse effect on the condition, financial or otherwise, or the earnings or business affairs of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business.

(vi) <u>Good Standing of the Company</u>. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the State of Delaware and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Offering Memorandum; the Company has the corporate power and authority to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect. The shares of issued and outstanding capital stock of the Company been duly authorized and validly issued and are fully paid and non-assessable.

(vii) <u>Good Standing of Designated Subsidiaries</u>. Each "significant subsidiary" of the Company (as such term is defined in Rule 1-02 of Regulation S-X), each of which is listed on Schedule C-1 hereto, and each additional subsidiary listed on Schedule C-1 hereto (together with the significant subsidiaries, each a "Designated Subsidiary" and, collectively, the "Designated Subsidiaries") has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its formation, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Offering Memorandum and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect; all of the issued and outstanding capital stock of each Designated Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and, except for preferred stock, is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of capital stock of the Designated Subsidiaries was issued in violation of any preemptive or similar rights of any security holder of such Designated Subsidiary.

(viii) <u>Merger</u>. The Agreement and Plan of Merger, dated as of February 9, 2001 among Pepco, the Company and Conectiv (the "Merger Agreement") was duly authorized, executed and delivered by the Company, Pepco and Conectiv, was duly approved by the stockholders of Pepco and Conectiv, and constitutes a valid and binding agreement of Pepco, the Company and Conectiv, enforceable against them in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); the mergers contemplated by the Merger Agreement (collectively, the "Merger") have occurred on the terms contemplated by the Merger Agreement; all regulatory orders with respect to the Merger have become final; except as disclosed in the Offering Memorandum, there are no regulatory or other proceedings challenging the Merger or its effects, which proceedings could reasonably be expected to result in a Material Adverse Effect.

(ix) <u>Authorization of Agreement</u>. This Agreement has been duly authorized, executed and delivered by the Company.

(x) <u>Authorization of Indenture and Registration Rights Agreement</u>. Each of the Indenture and the Registration Rights Agreement, to be dated as of the Closing Date, between the Company and the Initial Purchasers (the "Registration Rights Agreement") has been duly authorized by the Company and, when the Indenture has been executed and delivered by the Company and the Trustee and the Registration Rights Agreement has been executed and delivered by the Company and on behalf of the Initial Purchasers, each of the Indenture and the Registration Rights Agreement will constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally, except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and except as enforcement of the indemnification provisions of the Registration Rights Agreement may be limited by principles of public policy.

(xi) <u>Authorization of the Securities</u>. The Securities have been duly authorized and, at the Closing Time, will have been duly executed by the Company and, when authenticated in the manner provided for in the Indenture and delivered against payment of the purchase price therefor as provided in this Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and will be in the form contemplated by, and entitled to the benefits of, the Indenture.

(xii) <u>Descriptions of the Securities, Indenture and Registration Rights Agreement</u>. The descriptions of the Securities, the Indenture and the Registration Rights Agreement contained in the Offering Memorandum are accurate in all material respects.

(xiii) <u>Absence of Defaults and Conflicts</u>. Neither the Company nor any of its subsidiaries is in violation of its charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any such subsidiary is a party or by which any of them may be bound, or to which any of the property or assets of the Company or any of its subsidiaries is subject (collectively, "Agreements and Instruments") except for such defaults that have not and will not result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement, the Registration Rights Agreement, the Indenture and the Securities and any other agreement or instrument entered into or issued or to be entered into or issued by the Company in connection with the transactions contemplated hereby or thereby and the consummation of the transactions contemplated herein and therein (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the Offering Memorandum under the caption "Use of Proceeds") and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or a Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, the Agreements and Instruments except for such conflicts, breaches or defaults or liens, charges or encumbrances that, singly or in the aggregate, would not result in a Material Adverse Effect, nor will such action result in any violation of the provisions of the charter or by-laws of the Company or any of its subsidiaries or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its subsidiaries or any of their assets, properties or operations. As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

(xiv) <u>Absence of Labor Dispute</u>. No labor dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any of its subsidiaries' principal suppliers, manufacturers, customers or contractors, which, in either case, could reasonably be expected to result in a Material Adverse Effect.

(xv) <u>Absence of Proceedings</u>. Except as disclosed in the Offering Memorandum, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries which could reasonably be expected to result in a Material Adverse Effect, or which could reasonably be expected to materially and adversely affect the consummation of the transactions contemplated by this Agreement or the Merger Agreement or the performance by the Company, Pepco or Conectiv of their obligations hereunder or thereunder. The aggregate of all pending legal or governmental proceedings to which the Company or any of its subsidiaries is a party or of which any of their respective property or assets is the subject which are not described in the Offering Memorandum, including ordinary routine litigation incidental to the business, could not reasonably be expected to result in a Material Adverse Effect.

(xvi) <u>Absence of Further Requirements</u>. Except for (a) such as may be required under the applicable securities laws of the various jurisdictions in which the Securities are offered or sold (b) such registrations, qualifications and orders under federal and state securities laws as are contemplated by the Registration Rights Agreement, (c) such other approvals the failure to obtain which would not have a Material Adverse Effect, and (d) such as have been obtained or made, no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement or for the due execution, delivery or performance of the Indenture, or the Registration Rights Agreement by the Company.

(xvii) <u>Possession of Licenses and Permits</u>. The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate federal, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them; the Company and its subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not have a Material Adverse Effect; and neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(xviii) <u>Title to Property</u>. The Company and its subsidiaries have good and marketable title to all real property owned by the Company and its subsidiaries and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (a) are described in the Offering Memorandum or (b) do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the Offering Memorandum, are in full force and effect, and neither the Company nor any of its subsidiaries has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any of its subsidiaries under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or any subsidiary thereof to the continued possession of the leased or subleased premises under any such lease or sublease.

(xix) <u>Environmental Laws</u>. Except as described in the Offering Memorandum and except such matters as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries and (D) to the knowledge of the Company, there are no events or circumstances that could reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or Environmental Laws.

(xx) Investment Company Act. The Company is not, and upon the issuance and sale of the Securities as herein contemplated and the application of the net proceeds therefrom as described in the Offering Memorandum will not be, an "investment company" or an entity "controlled" by an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended (the "1940 Act")

(xxi) Similar Offerings. Neither the Company nor any of its affiliates, as such term is defined in Rule 501(b) under the 1933 Act, has, directly or indirectly, solicited any offer to buy, sold or offered to sell or otherwise negotiated in respect of, or will solicit any offer to buy, sell or offer to sell or otherwise negotiate in respect of, in the United States or to any United States citizen or resident, any security which is or would be integrated with the sale of the Securities in a manner that would require the Securities to be registered under the 1933 Act

(xxii) Rule 144A Eligibility. The Securities are eligible for resale pursuant to Rule 144A and will not be, at the Closing Time, of the same class as securities listed on a national securities exchange registered under Section 6 of the 1934 Act, or quoted in a U.S. automated interdealer quotation system

(xxiii) No General Solicitation. None of the Company, its affiliates or any person acting on its or any of their behalf (other than the Initial Purchasers, as to whom the Company makes no representation) has engaged or will engage, in connection with the offering of the Securities, in any form of general solicitation or general advertising within the meaning of Rule 502(c) under the 1933 Act.

(xxiv) No Registration Required. Subject to compliance by the Initial Purchasers with the representations and warranties set forth in Section 2 and the procedures set forth in Section 6 hereof, it is not necessary in connection with the offer, sale and delivery of the Securities to the Initial Purchasers and to each Subsequent Purchaser in the manner contemplated by this Agreement and the Offering Memorandum to register the Securities under the 1933 Act or to qualify the Indenture under the Trust Indenture Act of 1939, as amended (the "1939 Act").

(xxv) Reporting Company. The Company is subject to the reporting requirements of Section 13 or Section 15(d) of the 1934 Act.

(xxvi) No Directed Selling Efforts. With respect to those Securities, if any, sold in reliance on Regulation S, (A) none of the Company, its affiliates or any person acting on its or their behalf (other than the Initial Purchasers, as to whom the Company makes no representation) has engaged or will engage in any directed selling efforts within the meaning of Regulation S and (B) each of the Company and its affiliates and any person acting on its or their behalf (other than the Initial Purchasers, as to whom the Company makes no representation) has complied and will comply with the offering restrictions requirement of Regulation S.

(b) *Officer's Certificates*. Any certificate signed by any officer of the Company delivered to the Representatives or to counsel for the Initial Purchasers shall be deemed a representation and warranty by the Company to each Initial Purchaser as to the matters covered thereby.

SECTION 2. Sale and Delivery to Initial Purchasers; Closing.

(a) *Securities*. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Initial Purchaser, severally and not jointly, and each Initial Purchaser, severally and not jointly, agrees to purchase from the Company, at the price set forth in Schedule B, the aggregate principal amount of Securities set forth in Schedule A opposite the name of such Initial Purchaser, plus any additional principal amount of Securities which such Initial Purchaser may become obligated to purchase pursuant to the provisions of Section 11 hereof.

(b) *Payment*. Payment of the purchase price for, and delivery of certificates for, the Securities shall be made at the office of the Company, 701 Ninth Street, N.W., Washington, DC 20068, or at such other place as shall be agreed upon by the Representatives and the Company, at 9:00 A.M. (eastern time) on the third business day after the date hereof (unless postponed in accordance with the provisions of Section 11), or such other time not later than ten business days after such date as shall be agreed upon by the Representatives and the Company (such time and date of payment and delivery being herein called the "Closing Time").

Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company, against delivery to the Representatives for the respective accounts of the Initial Purchasers of certificates for the Securities to be purchased by them. It is understood that each Initial Purchaser has authorized the Representatives, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Securities which it has agreed to purchase. Merrill Lynch, individually and not as representative of the Initial Purchasers, may (but shall not be obligated to) make payment of the purchase price for the Securities to be purchased by any Initial Purchaser whose funds have not been received by the Closing Time, but such payment shall not relieve such Initial Purchaser from its obligations hereunder.

(c) *Denominations; Registration.* Certificates for the Securities shall be in such denominations ($1,000 or integral multiples thereof) and registered in such names as the Representatives may request in writing at least one full business day before the Closing Time. The certificates representing the Securities shall be made available for examination by the Initial Purchasers in Washington, D.C. not later than 10:00 A.M. on the last business day prior to the Closing Time.

SECTION 3. <u>Covenants of the Company</u>. The Company covenants with each Initial Purchaser as follows:

(a) *Offering Memorandum.* The Company, as promptly as possible, will furnish to each Initial Purchaser, without charge, such number of copies of the Preliminary Offering Memorandum, the Final Offering Memorandum and any amendments and supplements thereto and documents incorporated by reference therein as such Initial Purchaser may reasonably request.

(b) *Notice and Effect of Material Events.* The Company will immediately notify each Initial Purchaser, and confirm such notice in writing, of (x) any filing made by the Company of information relating to the offering of the Securities with any securities exchange or any other regulatory body in the United States or any other jurisdiction, and (y) prior to the completion of the placement of the Securities by the Initial Purchasers as evidenced by a notice in writing from Merrill Lynch on behalf of the Initial Purchasers to the Company, any material changes in or affecting the condition, financial or otherwise, or the earnings or business affairs of the Company and its respective subsidiaries considered as one enterprise which (i) make any statement in the Offering Memorandum false or misleading or (ii) are not disclosed in the Offering Memorandum. In such event or if during such time any event shall occur as a result of which it is necessary, in the reasonable opinion of any of the Company, its counsel, the Initial Purchasers or counsel for the Initial Purchasers, to amend or supplement the Final Offering Memorandum in order that the Final Offering Memorandum not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances then existing, the Company will forthwith amend or supplement the Final Offering Memorandum by preparing and furnishing to each Initial Purchaser an amendment or amendments of, or a supplement or supplements to, the Final Offering Memorandum (in form and substance satisfactory in the reasonable opinion of counsel for the Initial Purchasers) so that, as so amended or supplemented, the Final Offering Memorandum will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at the time it is delivered to a Subsequent Purchaser, not misleading.

(c) *Amendment to Offering Memorandum and Supplements.* Prior to the completion of the placement of the Securities by the Initial Purchasers as evidenced by a notice in writing from Merrill Lynch on behalf of the Initial Purchasers to the Company, the Company will advise each Initial Purchaser promptly of any proposal to amend or supplement the Offering Memorandum (but not including any amendment or supplement to the Offering Memorandum through the filing of any document which is to be incorporated by reference therein) and will not effect such amendment or supplement without the consent of the Initial Purchasers, such consent not to be unreasonably withheld or delayed. Neither the consent of the Initial Purchasers, nor the Initial Purchaser's delivery of any such amendment or supplement, shall constitute a waiver of any of the conditions set forth in Section 5 hereof.

Prior to the completion of the placement of the Securities by the Initial Purchasers as evidenced by a notice in writing from Merrill Lynch on behalf of the Initial Purchasers to the Company, the Company will furnish to Merrill Lynch on behalf of the Initial Purchasers, at least 24 hours, or such shorter period as is reasonably required by the circumstances, prior to the filing thereof with the Commission, a draft of each document which is to be filed by the Company with the Commission and incorporated by reference in the Offering Memorandum).

Merrill Lynch on behalf of the Initial Purchasers shall notify the Company in writing of the completion of the placement of the Securities by the Initial Purchasers promptly thereafter.

(d) *Qualification of Securities for Offer and Sale*. The Company will use its best efforts, in cooperation with the Initial Purchasers, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions as the Representatives may designate and will maintain such qualifications in effect as long as required for the sale of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(e) *Rating of Securities*. The Company shall take all reasonable action necessary to enable Standard & Poor's Ratings Services, a division of McGraw Hill, Inc. ("S&P"), and Moody's Investors Service Inc. ("Moody's") to provide their respective credit ratings of the Securities.

(f) *DTC*. The Company will cooperate with the Representatives and use its best efforts to permit the Securities to be eligible for clearance and settlement through the facilities of DTC.

(g) *Use of Proceeds*. The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the Offering Memorandum under "Use of Proceeds."

(h) *Restriction on Sale of Securities*. During a period of 30 days from the date of the Offering Memorandum, the Company will not, without the prior written consent of Merrill Lynch, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, or otherwise dispose of, any other debt securities of the Company other than debt securities with maturities of less than one year or securities of the Company that are convertible into, or exchangeable for, the Securities or such other debt securities other than debt securities with maturities of less than one year.

(i) *Reporting Requirements*. The Company, during the period when the Offering Memorandum is required to be delivered pursuant to Section 6(a)(vii) hereof, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the 1934 Act Regulations.

SECTION 4. <u>Payment of Expenses</u>.

(a) *Expenses*. The Company will be responsible for the payment of all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing, delivery to the Initial Purchasers and any filing of the Offering Memorandum (including financial statements and any schedules or exhibits and any document incorporated therein by reference) and of each amendment or supplement thereto, (ii) the preparation, printing and delivery to the Initial Purchasers of this Agreement, any agreement among Initial Purchasers, the Indenture and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the certificates for the Securities to the Initial Purchasers, including any transfer taxes, any stamp or other duties payable upon the sale, issuance and delivery of the Securities to the Initial Purchasers and any charges of DTC in connection therewith, (iv) the fees and disbursements of the Company's counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(d) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Initial Purchasers in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto (such fee of counsel not to exceed $5,000), (vi) the fees and expenses of the Trustee, including the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities, and (vii) any fees payable in connection with the rating of the Securities.

(b) *Termination of Agreement.* If this Agreement is terminated by the Representatives in accordance with the provisions of Section 5 or Section 10(a)(i) hereof, the Company will reimburse the Initial Purchasers for all of their out-of-pocket expenses incurred in connection with the transactions contemplated hereby, including the reasonable fees and disbursements of counsel for the Initial Purchasers.

SECTION 5. <u>Conditions of Initial Purchasers' Obligations</u>. The obligations of the several Initial Purchasers hereunder are subject to the accuracy of the representations and warranties of the Company contained in Section 1 hereof or in certificates of any officer of the Company delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a) *Opinion of Counsel for Company.* At the Closing Time, the Representatives shall have received the opinion, dated as of the Closing Time, of William T. Torgerson, Esq., Executive Vice President and General Counsel of the Company, substantially in the form attached hereto as Exhibit A, together with signed or reproduced copies of such letter for each of the other Initial Purchasers.

(b) *Opinion of Covington & Burling.* At the Closing Time, the Representatives shall have received the opinion, dated as of the Closing Time, of Covington & Burling, counsel for the Company, substantially in the form attached hereto as Exhibit B, together with signed or reproduced copies of such letter for each of the other Initial Purchasers.

(c) *Opinion of Counsel for Initial Purchasers.* At the Closing Time, the Representatives shall have received the favorable opinion, dated as of the Closing Time, of Pillsbury Winthrop LLP, counsel for the Initial Purchasers, together with signed or reproduced copies of such letter for each of the other Initial Purchasers with respect to the matters set forth in (i), (ii) and the last paragraph of Exhibit A hereto and (i), (ii), (iii) and (iv) of Exhibit B hereto. In giving such opinion, such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York and the federal law of the United States and the General Corporation Law of the State of Delaware, upon the opinions of counsel satisfactory to the Representatives. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.

(d) *Officers' Certificate.* At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Offering Memorandum, any material adverse change in the condition, financial or otherwise, or in the earnings or business affairs of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Representatives shall have received a certificate of the President or a Vice President of the Company and of the chief financial or chief accounting officer of the Company, dated as of the Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 1 hereof are true and correct with the same force and effect as though expressly made at and as of the Closing Time, and (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time.

(e) *Accountants' Comfort Letters.* At the time of the execution of this Agreement, the Representatives shall have received from PricewaterhouseCoopers LLP letters dated such date, in form and substance reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letters for each of the other Initial Purchasers containing statements and information of the type ordinarily included in accountants' "comfort letters" to Initial Purchasers with respect to the financial statements and certain financial information of each of the Company, Pepco and Conectiv contained in the Offering Memorandum.

(f) *Bring-down Comfort Letters.* At the Closing Time, the Representatives shall have received from PricewaterhouseCoopers LLP letters, dated as of the Closing Time, to the effect that they reaffirm the statements made with respect to each of the Company, Pepco and Conectiv in the letters furnished pursuant to subsection (f) of this Section, except that the specified date referred to shall be a date not more than three business days prior to the Closing Time.

(g) *Maintenance of Rating.* At the Closing Time, the Securities shall be rated at least Baa1 by Moody's and BBB by S&P, and the Company shall have delivered to the Representatives a letter of recent date, from each such rating agency, or other evidence satisfactory to the Representatives, confirming that the Securities have such ratings; and since the date of this Agreement, there shall not have occurred a downgrading in the rating assigned to the Securities or any of the Company's other debt securities by any "nationally recognized statistical rating agency", as that term is defined by the Commission for purposes of Rule 436(g)(2) under the 1933 Act, and no such securities rating agency shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of the Securities or any of the Company's other debt securities.

(h) *Registration Rights Agreement.* At or prior to the Closing Time, the Company shall have executed and delivered the Registration Rights Agreement.

(i) *Additional Documents.* At the Closing Time, counsel for the Initial Purchasers shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be reasonably satisfactory in form and substance to the Representatives and counsel for the Initial Purchasers.

(j) *Termination of Agreement.* If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representatives by notice to the Company at any time at or prior to the Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 7, 8 and 9 shall survive any such termination and remain in full force and effect.

SECTION 6. <u>Subsequent Offers and Resales of the Securities</u>.

(a) *Offer and Sale Procedures.* Each of the Initial Purchasers and the Company hereby establish and agree to observe the following procedures in connection with the offer and sale of the Securities:

(i) <u>Offers and Sales Only to Qualified Institutional Buyers</u>. Offers and sales of the Securities shall only be made (A) to persons whom the offeror or seller reasonably believes to be qualified institutional buyers, as defined in Rule 144A under the 1933 Act ("Qualified Institutional Buyers"), or (B) to non-U.S. persons outside the United States, as defined in Regulation S under the 1933 Act, to whom the offeror or seller reasonably believes offers and sales of the Securities may be made in reliance upon Regulation S under the 1933 Act. Each Initial Purchaser severally agrees that it will not offer, sell or deliver any of the Securities in any jurisdiction outside the United States except under circumstances that will result in compliance with the applicable laws thereof, and that it will take at its own expense whatever action is required to permit its purchase and resale of the Securities in such jurisdictions.

(ii) <u>No General Solicitation</u>. No general solicitation or general advertising (within the meaning of Rule 502(c) under the 1933 Act) will be used in the United States in connection with the offering or sale of the Securities.

(iii) <u>Purchases by Non-Bank Fiduciaries</u>. In the case of a non-bank Subsequent Purchaser of a Security acting as a fiduciary for one or more third parties, each third party shall, in the judgment of the applicable Initial Purchaser, be a Qualified Institutional Buyer or a non-U.S. person outside the United States.

(iv) <u>Subsequent Purchaser Notification</u>. Each Initial Purchaser will take reasonable steps to inform, and cause each of its affiliates to take reasonable steps to inform, persons acquiring Securities from such Initial Purchaser or affiliate, as the case may be, that the Securities (A) have not been and will not be registered under the 1933 Act, (B) are being sold to them without registration under the 1933 Act in reliance on Rule 144A or in accordance with another exemption from registration under the 1933 Act, as the case may be, and (C) may not be offered, sold or otherwise transferred except (1) to the Company or its subsidiaries, (2) outside the United States in accordance with Regulation S, or (3) inside the United States in accordance with (x) Rule 144A to a person whom the seller reasonably believes is a Qualified Institutional Buyer that is purchasing such Securities for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (y) pursuant to another available exemption from registration under the 1933 Act.

(v) <u>Minimum Principal Amount</u>. No sale of the Securities to any one Subsequent Purchaser will be for less than U.S. $1,000 principal amount and no Security will be issued in a smaller principal amount. If the Subsequent Purchaser is a non-bank fiduciary acting on behalf of others, each person for whom it is acting must purchase at least U.S. $1,000 principal amount of the Securities.

(vi) <u>Restrictions on Transfer</u>. The transfer restrictions and the other provisions set forth in the Offering Memorandum under the heading "Transfer Restrictions," including the legend required thereby, shall apply to the Securities except as otherwise agreed by the Company and the Initial Purchasers.

(vii) <u>Delivery of Offering Memorandum</u>. Each Initial Purchaser will deliver to each purchaser of the Securities from such Initial Purchaser, in connection with its original distribution of the Securities, a copy of the Offering Memorandum, as amended and supplemented at the date of such delivery.

(b) *Covenants of the Company*. The Company covenants with each Initial Purchaser as follows:

(i) <u>Integration</u>. The Company agrees that it will not and will cause its affiliates not to, directly or indirectly, solicit any offer to buy, sell or make any offer or sale of, or otherwise negotiate in respect of, securities of the Company or any of its affiliates of any class if, as a result of the doctrine of "integration" referred to in Rule 502 under the 1933 Act, such offer or sale would render invalid (for the purpose of (i) the sale of the Securities by the Company to the Initial Purchasers, (ii) the resale of the Securities by the Initial Purchasers to Subsequent Purchasers or (iii) the resale of the Securities by such Subsequent Purchasers to others) the exemption from the registration requirements of the 1933 Act provided by Section 4(2) thereof or by Rule 144A or by Regulation S thereunder or otherwise.

(ii) <u>Rule 144A Information</u>. The Company agrees that, in order to render the Securities eligible for resale pursuant to Rule 144A under the 1933 Act, while any of the Securities remain outstanding, the Company will make available, upon request, to any holder of Securities or prospective purchasers of Securities the information specified in Rule 144A(d)(4), unless the Company furnishes information to the Commission pursuant to Section 13 or 15(d) of the 1934 Act.

(iii) <u>Restriction on Resales</u>. Until the expiration of two years after the original issuance of the Securities, the Company will not, and will cause its affiliates not to, resell any Securities which are "restricted securities" (as such term is defined under Rule 144(a)(3) under the 1933 Act) that have been reacquired by them.

(c) *Qualified Institutional Buyer*. Each Initial Purchaser severally and not jointly represents and warrants to, and agrees with, the Company that it is a Qualified Institutional Buyer and an "accredited investor" within the meaning of Rule 501(a) under the 1933 Act (an "Accredited Investor").

(d) *Resale Pursuant to Rule 903 of Regulation S or Rule 144A*. Each Initial Purchaser understands that the Securities have not been and will not be registered under the 1933 Act and may not be offered or sold within the United States, or to, or for the account or benefit of, U.S. persons, except in accordance with Regulation S under the 1933 Act or pursuant to an exemption from the registration requirements of the 1933 Act. Each Initial Purchaser severally represents and agrees, that, except as permitted by Section 6(a) above, it has offered and sold Securities and will offer and sell Securities (i) as part of their distribution at any time and (ii) otherwise until forty days after the later of the date upon which the offering of the Securities commences and the Closing Time, only in accordance with Rule 903 of Regulation S, Rule 144A under the 1933 Act or another applicable exemption from the registration requirements of the 1933 Act. Accordingly, neither the Initial Purchasers, their affiliates nor any persons acting on their behalf have engaged or will engage in any directed selling efforts with respect to Securities sold hereunder pursuant to Regulation S, and the Initial Purchasers, their affiliates and any person acting on their behalf have complied and will comply with the offering restriction requirements of Regulation S. Each Initial Purchaser severally agrees that, at or prior to confirmation of a sale of Securities pursuant to Regulation S it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Securities from it or through it during the restricted period a confirmation or notice to substantially the following effect:

> "The Securities covered hereby have not been registered under the United States Securities Act of 1933 (the "1933 Act") and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons (i) as part of their distribution at any time and (ii) otherwise until forty days after the later of the date upon which the offering of the Securities commenced and the date of closing, except in either case in accordance with Regulation S or Rule 144A under the 1933 Act. Terms used above that are defined by Regulation S have the meaning given to them by Regulation S."

Terms used in the above paragraph that are defined by Regulation S (whether or not signified by initial capital letters) have the meanings given to them by Regulation S.

SECTION 7. <u>Indemnification</u>.

(a) *Indemnification of Initial Purchasers*. The Company agrees to indemnify and hold harmless each Initial Purchaser and each person, if any, who controls any Initial Purchaser within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

> (i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Preliminary Offering Memorandum or the Final Offering Memorandum (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

> (ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any

investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any untrue statement or omission, or any alleged untrue statement or omission, in either case of the nature described in clause (i) above; provided that any such settlement is effected with the written consent of the Company; and

(iii)   against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by Merrill Lynch), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any untrue statement or omission, or any alleged untrue statement or omission, in either case of the nature described in clause (i) above, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Initial Purchaser through Merrill Lynch expressly for use in the Preliminary Offering Memorandum or the Final Offering Memorandum (or any amendment or supplement thereto).

(b) *Indemnification of Company.* Each Initial Purchaser severally agrees to indemnify and hold harmless the Company and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Preliminary Offering Memorandum or the Final Offering Memorandum (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by such Initial Purchaser through Merrill Lynch expressly for use in the Offering Memorandum.

(c) *Actions against Parties; Notification.* Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 7(a) above, counsel to the indemnified parties shall be selected by Merrill Lynch, and, in the case of parties indemnified pursuant to Section 7(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification could be sought under this Section or contribution could be sought under Section 8 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

SECTION 8. Contribution. If the indemnification to which a party is entitled under Section 7 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Initial Purchasers on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Initial Purchasers on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company on the one hand and the Initial Purchasers on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the total amount by which the initial resale price of the Securities exceeds the amount paid to the Company by the Initial Purchasers for the Securities bear to the aggregate initial offering price of the Securities.

The relative fault of the Company on the one hand and the Initial Purchasers on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Initial Purchasers and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Initial Purchasers agree that it would not be just and equitable if contribution pursuant to this Section were determined by pro rata allocation (even if the Initial Purchasers were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section, no Initial Purchaser shall be required to contribute any amount in excess of the amount by which the initial resale price of the Securities exceeds the amount of any damages which such Initial Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section, each person, if any, who controls an Initial Purchaser within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as such Initial Purchaser, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company, as the case may be. The Initial Purchasers' respective obligations to contribute pursuant to this Section are several in proportion to the principal amount of Securities set forth opposite their respective names in Schedule A hereto and not joint.

SECTION 9. <u>Survival of Representations, Warranties and Agreements</u>. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company submitted pursuant hereto shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Initial Purchaser or controlling person, or by or on behalf of the Company, and shall survive delivery of the Securities to the Initial Purchasers.

SECTION 10. <u>Termination of Agreement</u>.

(a) *Termination; General.* The Representatives may terminate this Agreement, by notice to the Company, at any time at or prior to the Closing Time (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Offering Memorandum, any material adverse change in the condition, financial or otherwise, or in the earnings or business affairs of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable or inadvisable to market the Securities or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission, or if trading generally on the American Stock Exchange or the New York Stock Exchange or in the NASDAQ System has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the National Association of Securities Dealers, Inc. or any other governmental authority, or, a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, or (iv) if a banking moratorium has been declared by either Federal or New York authorities.

(b) *Liabilities.* If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 7, 8 and 9 shall survive such termination and remain in full force and effect.

SECTION 11. <u>Default by One or More of the Initial Purchasers</u>. If one or more of the Initial Purchasers shall fail at the Closing Time to purchase the Securities which it or they are obligated to purchase under this Agreement (the "Defaulted Securities"), the Representative(s) shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Initial Purchasers, or any other initial purchasers, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representative(s) shall not have completed such arrangements within such 24 hour period, then:

(a) if the principal amount of Defaulted Securities does not exceed 10% of the aggregate principal amount of the Securities to be purchased hereunder, each of the non-defaulting Initial Purchasers shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective purchase obligations hereunder bear to the purchase obligations of all non-defaulting Initial Purchasers, or

(b) if the principal amount of Defaulted Securities exceeds 10% of the aggregate principal amount of the Securities to be purchased hereunder, this Agreement shall terminate without liability on the part of any non-defaulting Initial Purchaser.

No action taken pursuant to this Section shall relieve any defaulting Initial Purchaser from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement, either the Representative(s) or the Company shall have the right to postpone the Closing Time for a period not exceeding seven days in order to effect any required changes in the Offering Memorandum or in any other documents or arrangements. As used herein, the term "Initial Purchaser" includes any person substituted for an Initial Purchaser under this Section.

SECTION 12. <u>Notices</u>. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if received by mail or by any standard form of telecommunication. Notices to the Initial Purchasers shall be directed to the Representatives c/o Merrill Lynch & Co., at North Tower, World Financial Center, New York, New York 10281, attention of Jeffrey Kulik; notices to the Company shall be directed to it at 701 Ninth Street, N.W., Washington, DC 20068, attention of Treasurer.

SECTION 13. <u>Parties</u>. This Agreement shall inure to the benefit of and be binding upon the Initial Purchasers, the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Initial Purchasers, the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 7 and 8 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Initial Purchasers, the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Initial Purchaser shall be deemed to be a successor by reason merely of such purchase.

SECTION 14. <u>GOVERNING LAW AND TIME</u>. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 15. <u>Effect of Headings</u>. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Initial Purchasers and the Company in accordance with its terms.

Very truly yours,

PEPCO HOLDINGS, INC.

By: _____
Title:

CONFIRMED AND ACCEPTED,
    as of the date first above written:

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
                INCORPORATED

BANC ONE CAPITAL MARKETS, INC.
By: MERRILL LYNCH, PIERCE, FENNER & SMITH
                INCORPORATED

By: _____

Authorized Signatory

    For themselves and as Representatives of the other Initial Purchasers named in Schedule A hereto.

SCHEDULE A

Name of Initial Purchaser	Notes Due 2007 Principal Amount	Notes due 2012 Principal Amount	Notes due 2032 Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$ 99,750,000	$213,750,000	$ 71,250,000
Banc One Capital Markets, Inc.	99,750,000	213,750,000	71,250,000
Credit Suisse First Boston Corporation	35,875,000	76,875,000	25,625,000
Scotia Capital (USA) Inc.	28,875,000	61,875,000	20,625,000
Wachovia Securities, Inc.	28,875,000	61,875,000	20,625,000
Banc of America Securities LLC	21,875,000	46,875,000	15,625,000
Legg Mason Wood Walker, Incorporated	10,500,000	22,500,000	7,500,000
BNY Capital Markets, Inc.	7,000,000	15,000,000	5,000,000
Mellon Financial Markets, LLC	7,000,000	15,000,000	5,000,000
SunTrust Capital Markets, Inc..	7,000,000	15,000,000	5,000,000
The Williams Capital Group, L.P.	3,500,000	7,500,000	2,500,000
Total	$350,000,000	$750,000,000	$250,000,000

SCHEDULE B

PEPCO HOLDINGS, INC.

$350,000,000 5.50% Notes due 2007
$750,000,000 6.45% Notes due 2012
$250,000,000 7.45% Notes due 2032

1.   The initial public offering price:

Per Note due 2007   99.880%
Per Note due 2012   99.737%
Per Note due 2032   99.757%

of the principal amount thereof, plus accrued interest, if any, from the date of issuance.

2.   The purchase price to be paid by the Initial Purchasers:

Per Note due 2007   99.280%
Per Note due 2012   99.087%
Per Note due 2032   98.882%

of the principal amount thereof

3.   The interest rates shall be as follows:

Notes due 2007   5.50% per annum.
Notes due 2012   6.45% per annum.
Notes due 2032   7.45% per annum

4.   The Company may redeem the Securities in whole or in part, at its option, at any time prior to their maturity, at the "make-whole" redemption prices described in the Officer's Certificate delivered pursuant to the Indenture..

SCHEDULE C-1

Company Subsidiaries

Potomac Electric Power Company

Potomac Capital Investment Corporation

Conectiv

Atlantic City Electric Company

Delmarva Power & Light Company

Conectiv Energy Holding Company

Conectiv Delmarva Generation, Inc.

[LETTERHEAD OF PEPCO HOLDINGS, INC.]

Ladies and Gentlemen:

I am Executive Vice President and General Counsel of Pepco Holdings, Inc., a Delaware corporation (the "Company"), and have acted as counsel to the Company in connection with the negotiation, execution and delivery of the Purchase Agreement, dated September 3, 2002, among the Company and the Initial Purchasers (the "Purchase Agreement"). This opinion is being delivered to you in accordance with Section 5(a) of the Purchase Agreement. Capitalized terms not defined herein have the respective meanings set forth in the Purchase Agreement.

In connection with rendering the opinions set forth herein, I, or my representatives, have reviewed an executed copy of the Purchase Agreement, the Indenture, the Registration Rights Agreement, the Final Offering Memorandum, and the form of the Securities. I, or my representatives, also have examined or caused to be examined originals, or copies that have been certified or otherwise identified to my or their satisfaction as being true copies, of such other instruments, certificates and other documents or records as I or they have deemed necessary or appropriate to enable me to render the opinions set forth below. In my or my representatives' review and examination, I or they have assumed the genuineness of all signatures, the authenticity of all documents submitted to me or them as originals, and the conformity to original documents of all documents submitted to me or them as copies.

Based upon the foregoing, and subject to the reservations and exceptions set forth herein, I am of the opinion that:

1.   The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware.

2.   The Company has corporate power and authority to own, lease and operate its properties and to conduct its business as described in, and contemplated by, the Final Offering Memorandum and to enter into and perform its obligations under the Purchase Agreement.

3.   The Company is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.

4.   Each entity named on Schedule C-1 to the Purchase Agreement has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Final Offering Memorandum and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or

leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect; all of the issued and outstanding capital stock of such subsidiary has been duly authorized and validly issued, is fully paid and non-assessable; to the best of my knowledge and information, all of the issued and outstanding capital stock of such subsidiaries, except for (i) the issued and outstanding shares of Pepco's preferred stock, par value $50 per share, of the $2.44 Series of 1957, the $2.46 Series of 1958, the $2.28 Series of 1965 and the $3.40 Series of 1992, (ii) the issued and outstanding shares of Atlantic City Electric Company's preferred stock of the 4.00% Series of 1944, the 4.35% Series of 1949, the 4.35% Series of 1953, the 4.10% Series of 1954, the 4.75% Series of 1958, and the 5.00% Series of 1960, and (iii) the issued and outstanding shares of Delmarva Power and Light Company's preferred stock of the 4% Series of 1943, the 3.7% Series of 1947, the 4.28% Series of 1949, the 4.56% Series of 1952, the 4.20% Series of 1955, the 5% Series of 1956, the 7.75% series of 1992 and the 6.75% Series of 1992, is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity.

5.   The Purchase Agreement has been duly authorized, executed and delivered by the Company.

6.   The Merger has been consummated in accordance with the terms of the Merger Agreement.

7.   The documents filed by Pepco, Conectiv and the Company with the Commission pursuant to the 1934 Act and incorporated by reference in the Final Offering Memorandum (other than the financial statements, including the notes thereto, and supporting schedules therein, as to which I express no opinion), when they were filed with the Commission, complied as to form in all material respects with the requirements of the 1934 Act and the rules and regulations of the Commission thereunder.

8.   Except as disclosed in the Final Offering Memorandum, there is not pending or, to the best of my knowledge, threatened any action, suit, proceeding, inquiry or investigation, to which the Company or any subsidiary thereof is a party, or to which the property of the Company or any subsidiary thereof is subject, before or brought by any court or governmental agency or body, which might reasonably be expected to result in a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in the Merger Agreement, the Registration Rights Agreement or the Purchase Agreement or the performance by the Company or Pepco of its obligations thereunder.

9.   To the best of my knowledge, neither the Company nor any of its subsidiaries is in violation of its charter or by-laws and no default by the Company or any of its subsidiaries exists in the due performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party and that is described or referred to in the Final Offering Memorandum except such defaults as have not had and will not have a Material Adverse Effect.

10. Except for (a) such as may be required under the applicable securities laws of the various jurisdictions in which the Securities are offered or sold, (b) such registrations, qualifications and orders under federal and state securities laws as are contemplated by the Registration Rights Agreement, and (c) such other approvals the failure to obtain which would not have a Material Adverse Effect, all authorizations, approvals, consents, licenses, orders, registrations, qualifications and decrees of any court or governmental authority or agency, domestic or foreign, necessary or required on the part of the Company or any of its subsidiaries in connection with the due authorization, execution and delivery of the Purchase Agreement and the due execution, delivery or performance of the Indenture or the Registration Rights Agreement by the Company and for the offering, issuance, sale or delivery of the Securities to the Initial Purchasers and the resale by the Initial Purchasers in accordance with the terms of the Purchase Agreement have been obtained or made.

11. The execution, delivery and performance of the Purchase Agreement, the DTC Agreement, the Registration Rights Agreement, the Indenture and the Securities and the consummation of the transactions contemplated in the Purchase Agreement (including the use of the proceeds from the sale of the Securities as described in the Final Offering Memorandum under the caption "Use Of Proceeds") and compliance by the Company with its obligations under the Purchase Agreement, the Registration Rights Agreement, the Indenture and the Securities do not and will not, whether with or without the giving of notice or lapse of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined in Section 1(a)(xiii) of the Purchase Agreement) under or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any subsidiary thereof pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or any other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any subsidiary thereof is subject (except for such conflicts, breaches or defaults or liens, charges or encumbrances as would not have a Material Adverse Effect), nor will such action result in any violation of (a) the provisions of the charter or by-laws of the Company or any of its subsidiaries, (b) any judgment, order, writ or decree, known to me, of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations, or (c) any law, statute, rule, regulation that in my experience customarily applies to transactions of the type contemplated by the Purchase Agreement, the DTC Agreement, the Registration Rights Agreement, the Indenture and the Securities.

I am not passing upon and do not assume responsibility for the accuracy, completeness or fairness of the statements contained in the Final Offering Memorandum and make no representations that I have independently verified the accuracy, completeness or fairness of such statements, except insofar as such statements refer specifically to me. However, based on my examination of the Final Offering Memorandum, on my general familiarity with the affairs of the Company and on my participation in conferences with officials and other representatives of, and other counsel for, the Company, with PricewaterhouseCoopers LLP, the independent accountants of the Company, and with your representatives and your counsel, I do not believe that the Final Offering Memorandum (except for financial statements, including the notes thereto, financial schedules and other financial data included or incorporated by reference therein, as to which I express no belief), as of the date of the Purchase Agreement included, and as of the Closing Time includes, an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

I am a member of the Bar of the District of Columbia, and I express no opinion herein as to any laws other than the laws of the District of Columbia, the General Corporation Law of the State of Delaware, the federal laws of the United States and, with respect to the opinions set forth in paragraph 4, the Virginia Stock Corporation Act and the New Jersey Business Corporation Act.

The opinions contained herein are rendered solely for your benefit and may not be relied on by any other person. The opinions expressed in this letter are limited to the matters set forth herein, and no opinion should be inferred beyond those opinions expressly stated. I assume no obligation to advise you of any facts that come to my attention, or any changes in law, subsequent to the date hereof.

Very truly yours,

William T. Torgerson

[LETTERHEAD OF COVINGTON & BURLING]

Ladies and Gentlemen:

We have acted as special counsel to Pepco Holdings, Inc., a Delaware corporation (the "Company"), in connection with the negotiation, execution and delivery of the Purchase Agreement, dated September 3, 2002, among the Company and the Initial Purchasers (the "Purchase Agreement"). This opinion is being delivered to you in accordance with Section 5(b) of the Purchase Agreement. Unless otherwise defined herein, capitalized terms used herein have the respective meanings provided in the Purchase Agreement.

We have reviewed the Purchase Agreement, the Indenture, the Registration Rights Agreement, the Final Offering Memorandum, the form of the Securities, and such corporate records, certificates and other documents, and such questions of law, as we have deemed necessary or appropriate for the purposes of rendering this opinion.

We have assumed that all signatures are genuine, that all documents submitted to us as originals are authentic and that all copies of documents submitted to us conform to the originals. We have assumed further that each Initial Purchaser has duly authorized, executed and delivered the Registration Rights Agreement and that the Registration Rights Agreement is the valid and binding obligation of such Initial Purchaser, enforceable against it in accordance with its terms. We have assumed further that the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power, authority and legal right to execute, deliver and perform its obligations under the Indenture, the Registration Rights Agreement, and the Securities to be issued by it.

We have made no investigation for the purpose of verifying the assumptions set forth herein.

Based upon the foregoing, and subject to the qualifications set forth below, we are of the opinion that:

(i)   Each of the Indenture and the Registration Rights Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(ii)   The Securities are in the form contemplated by the Indenture and the Officer's Certificate delivered pursuant to Sections 201 and 301 thereof, have been duly authorized by the Company and, when executed by the Company and authenticated by the Trustee in the manner provided in the Indenture and delivered against payment of the purchase price therefor, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(iii)   The descriptions of the Securities, the Indenture, and the Registration Rights Agreement contained in the Final Offering Memorandum are accurate in all material respects.

(iv)   Based upon and assuming the accuracy of the representations and warranties set forth in the Purchase Agreement, it is not necessary in connection with the offer, sale and delivery of the Securities by the Company to the Initial Purchasers and by an Initial Purchaser to a Subsequent Purchaser in the manner contemplated by, and in accordance with the procedures set forth in, the Purchase Agreement and the Final Offering Memorandum to register the Securities under the 1933 Act or to qualify the Indenture under the Trust Indenture Act.

(v)   The Company is not and will not be, as a result of the use of the proceeds from the sale of the Securities as described in the Final Offering Memorandum under the caption "Use of Proceeds," an "investment company" or an entity "controlled" by an "investment company," as such terms are defined in the 1940 Act.

We are not passing upon and do not assume responsibility for the accuracy, completeness or fairness of the statements contained in the Final Offering Memorandum and make no representations that we have independently verified the accuracy, completeness or fairness of such statements, except as expressly set forth in paragraph 3 above and insofar as such statements refer specifically to us. However, based on our examination of the Final Offering Memorandum and participation in conferences with your representatives and those of the Company, your counsel and the Company's accountants in connection with the offer and sale of the Securities, nothing which came to our attention in the course of such review has caused us to believe that the Final Offering Memorandum (except for financial statements, including the notes thereto, financial schedules and other financial or statistical data included or incorporated by reference therein, as to which we express no comment), as of the date of the Purchase Agreement included, and as of the Closing Time includes, an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

The foregoing opinion is subject to the following limitations and qualifications:

(a)   We express no opinion as to:

(i)   waivers of defenses or other rights or benefits bestowed by operation of law;

(ii)   indemnification, contribution, or exculpation, to the extent they purport to indemnify any party against, or release or limit any party's liability for, its own breach or failure to comply with statutory obligations, or to the extent such provisions are contrary to public policy;

(iii)   releases or waivers of unmatured claims or rights;

(iv)   provisions for liquidated damages and penalties or penalty interest;

(v)   provisions requiring amendments and waivers to be in writing;

(vi)   provisions purporting to require a prevailing party in a dispute to pay attorneys' fees and expenses, or other costs, to a non-prevailing party;

(vii)   provisions making notices effective even if not actually received; or

(vii)   provisions purporting to make a party's determination conclusive.

(b)   We express no opinion as to any right of setoff, bankers lien or counterclaim or right to the application of property in the possession or control of the Trustee

We are members of the bar of the State of New York. We do not purport to be experts in, and do not express any opinion on, any laws other than the laws of the State of New York, the General Corporation Law of the State of Delaware and, to the extent expressly referred to herein, the federal laws of the United States.

This opinion is given solely for your benefit and may not be disclosed to any other person without our written consent. This opinion may not be relied upon by any other person without our written consent. We assume no obligation to advise you of any facts that come to our attention, or any changes in law, subsequent to the date hereof.

Very truly yours,

COVINGTON & BURLING

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